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CLAIRE J. HINSHAW claire.hinshaw@dechert.com +1 617 728 7189 Direct

December 9, 2024

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 651 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me during a telephonic discussion on September 23, 2024 with respect to your review of Post-Effective Amendment No. 651 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on August 7, 2024. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs U.S. Large Cap Buffer 1 ETF, Goldman Sachs U.S. Large Cap Buffer 2 ETF and Goldman Sachs U.S. Large Cap Buffer 3 ETF, each a new series of the Registrant (each a “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus — Investor Suitability Cover

1.

Comment: With respect to the “Buffer” disclosure, please clarify what “Each Fund seeks to provide a downside buffer against additional Underlying ETF losses of approximately 10% over each Outcome Period. . .” means.

Response: The Fund has revised this disclosure as follows:

“After the Initial Loss has occurred, each Fund seeks to provide a downside buffer against approximately 10% of additional Underlying ETF losses (i.e., Underlying ETF losses between 5% and 15%) ~~of approximately 10%~~ over each Outcome Period. . .”

2.	Comment: Please disclose the Buffer after the deduction of fees and expenses.

Response: The Fund has incorporated this comment.

3.	Comment: Please disclose the Deep Downside Protection and the Cap both before and after the deduction of fees and expenses.

Response: The Fund notes that the Deep Downside Protection and Cap will change from one Outcome Period to the next, and, therefore, including the initial values for the Deep Downside Protection and Cap in the prospectus may be misleading to investors once the initial Outcome Period has passed. The final Deep Downside Protection and Cap for an Outcome Period, both before and after the deduction of fees and expenses, will be included in a supplement at the start of such Outcome Period. Therefore, Fund respectfully declines to make any changes in response to this comment.

4.	Comment: Please confirm supplementally that the website also will provide the presentation of the Fund’s performance during the outcome period compared to the Cap, Buffer and Deep Downside Protection.

Response: The Fund confirms that the website will provide such information.

5.

Comment: With respect the disclosure that states “you are willing to accept the risk of losing your entire investment,” the Staff notes that the disclosure for the Goldman Sachs VIT Buffered S&P 500 Funds also states that “you are willing to accept . . . counterparty risk with the relevant counterparty to a Fund’s options positions.” Please include this disclosure or explain why it does not apply.

Response: The Fund notes that the options that the Fund will hold are exchange listed and settled through the Options Clearing Corporation (“OCC”). Given the OCC acts as the counterparty, the counterparty risk for such exchange listed options is relatively low compared to over-the-counter options. Therefore, the Fund does not believe the risk is material enough to include in the investor suitability discussion. The Fund notes that counterparty risk for the OCC is discussed in the “FLEX Options Risk” disclosure. The Fund also notes that the language is included in the Goldman Sachs VIT Buffered S&P 500 Funds’ disclosure as an acknowledgment of their potential use of over-the-counter options.

Prospectus — Summary

6.	Comment: In the “Summary—Fees and Expenses of the Fund” and “Summary—Expense Example” sections, please include complete fees and expenses table and expense example.

Response: The Fund has incorporated this comment. The Fund’s completed “Annual Fund Operating Expenses” table and “Expense Example” table are attached hereto as Exhibit A.

7.	Comment: In the Principal Strategy of the Fund, please disclose the identity of the Underlying ETF.

Response: The Fund has incorporated this comment.

8.	Comment: Please carry over Comments 1, 2 and 3 to the Principal Strategy of each Fund.

Response: Each Fund confirms that Comments 1, 2 and 3 have been carried over to the Principal Strategy of each Fund.

9.

Comment: The Staff notes that the Principal Strategy for the Fund states that: “The Fund may purchase call FLEX Options with a very low strike price relative to the price of the Underlying ETF.” Please add disclosure clarifying the purpose of purchasing call FLEX Options with a very low strike price relative to the price of the Underlying ETF and how it fits into the broader strategy.

Response: The Fund has revised the disclosure as follows:

The Fund may purchase call FLEX Options with a very low strike price relative to the price of the Underlying ETF to seek to obtain 1 to 1 long economic exposure to the Underlying ETF. The Fund may also obtain economic exposure to the Underlying ETF by purchasing one or more of the following: ETFs, futures, swaps or equity securities.

10.

Comment: The Staff notes that the Principal Strategy for the Fund states that: “The level of protection targeted by the Deep Downside Protection is determined by using a targeted delta, which can be calculated using an option pricing model.” Please add disclosure explaining this in plain English and supplementally explain to the Staff the mechanics of how this will work.

Response: The Fund has incorporated this comment and revised the disclosure as follows:

The level of protection targeted by the Deep Downside Protection is determined by using a targeted delta, which is a measure of the fluctuation of the price of the option relative to the fluctuation of the price of the underlying security ~~can be calculated using an option pricing model~~.

The Fund notes that the targeted delta is calculated using an option pricing model, which derives an estimated value of an options contract using the calculated probability that the contract will expire in the money. The portfolio managers use the targeted delta to determine the strike price of the option. The Fund will target a 0.01 to 0.03 delta. The strike of the option will typically fall between 70% and 80% of the price of the Underlying ETF. The benefit of selecting the strike in delta, instead of as a percent of the Underlying ETF’s price, is to target a more constant premium over time, as a target strike could fluctuate in price depending on the prevailing volatility level.

11.

Comment: Please provide investors with one week notice stating that the end of the Outcome Period is approaching and disclosing the anticipated Cap, Buffer and Deep Downside Protection for the next Outcome Period.

Response: The Fund confirms that at the present time it intends to provide one week notice to investors stating that the end of the Outcome Period is approaching and disclosing the anticipated Cap, Buffer and Deep Downside Protection for the next Outcome Period. The Fund reserves the right to change this approach in the future in the event of changes in the SEC Staff’s position and/or market practice.

12.

Comment: The Staff notes that the Principal Strategy for the Fund states that: “The Fund may invest without restriction as to issuer capitalization, country, currency, maturity or credit rating.” If the Fund expects to invest in non-investment grade securities as part of its principal investment strategy, please (a) disclose this; (b) disclose the rating below which the Fund considers such securities to be non-investment grade; (c) disclose that such securities may be referred to as junk bonds and are speculative; and (d) include corresponding risk disclosure.

Response: The Fund confirms that it does not intend to invest in non-investment grade securities as part of its principal investment strategy.

13.

Comment: The Staff notes that in the “Goldman Sachs U.S. Large Cap Buffer 3 ETF—Summary—Principal Risks of the Fund” section, the “Tracking Error Risk” has certain inconsistencies when compared to the “Tracking Error Risk” included as a principal risk for the Goldman Sachs U.S. Large Cap Buffer 1 ETF and Goldman Sachs U.S. Large Cap Buffer 2 ETF.

Response: The Fund has revised the “Tracking Error Risk” disclosure to align with the disclosure included for the Goldman Sachs U.S. Large Cap Buffer 1 ETF and Goldman Sachs U.S. Large Cap Buffer 2 ETF.

SAI

14.

Comment: The “Investment Restrictions—Fundamental Investment Restrictions” section of the Statement of Additional Information states, “one or more issuers conducting their principal business activities in the same industry. . .”. Please add “or group of industries” after “same industry” under Section 8(b)(1) of the Investment Company Act of 1940.

Response: The Fund’s concentration policy states that “[t]he Fund may not invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry.” The Fund similarly does not intend to concentrate in securities of issuers in a particular “group of industries”; however, such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a “group.” Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s SAI.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7189 if you wish to discuss this correspondence further.

Sincerely,

/s/ Claire Hinshaw
Claire Hinshaw

cc:	Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Exhibit A

Fees and Expenses of each Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.50%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.02%

Total Annual Fund Operating Expenses[1]	0.52%

Expense Limitation[2]	(0.02)%

Total Annual Fund Operating Expenses After Expense Limitation	0.50%

[1]	The Fund’s “Total Annual Fund Operating Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit Total Annual Fund Operating Expenses (excluding payments under the Fund’s 12b-1 plan (if any), interest expenses, taxes, brokerage fees, costs of holding shareholder meetings and litigation, indemnification and extraordinary expenses) to 0.50% of the Fund’s average daily net assets. This arrangement will remain in effect through at least December 13, 2025, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example

1 Year	3 Years
$51	$160